Filed pursuant to Rule 424(b)(7)

Registration No. 333-232694

Prospectus Supplement No. 3

AKERNA CORP.

5,689,792 Shares of Common Stock

This Prospectus Supplement, dated June 17, 2020 (this “Supplement”), supplements the prospectus filed as part of the Registration Statement on Form S-3 filed by Akerna Corp. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on November 6, 2019 (the “Prospectus”), the Prospectus Supplement No. 1, filed with the SEC on January 3, 2020 (“Prospectus Supplement No. 1”), and the Prospectus Supplement No. 2, filed with the SEC on February 24, 2020 (“Prospectus Supplement No. 2”), relating to the resale by certain selling stockholders of up to 5,689,792 shares of common Stock, par value $0.0001 per share (the “Common Stock”), of the Company as follows: (i) an aggregate of 901,074 shares of Common Stock issued to certain accredited investors (the “Investors”) in a private placement (the “Private Placement”), consummated in connection with the Company’s Business Combination (as defined in the Prospectus); (ii) 100,120 shares of Common Stock transferred to the Investors in connection with the Private Placement; (iii) 4,444,848 shares issued to “affiliates” of the Company (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) in the Business Combination; and (iv) an aggregate of 243,750 shares of Common Stock underlying warrants issued to an affiliate of the Company in the Business Combination.

You should read this Supplement in conjunction with the Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2. This Supplement is qualified by reference to the Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2, except to the extent the information in this Supplement supersedes the information contained in the Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “KERN”. On June 16, 2020, the closing sales price of our Common Stock on the Nasdaq Capital Market was $10.74 per share.

The selling stockholders may offer all or part of the shares registered hereby for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the shares of Common Stock covered by the Prospectus, as supplemented by this Supplement, does not mean that the selling stockholders will offer or sell any of the shares. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a selling stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

The selling stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors in the Prospectus beginning on page 23 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

The date of this Supplement is June 17, 2020

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholder table in the Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2 to reflect the transfer of shares and warrants to purchase shares of our common stock from one selling stockholder, SS FL LLC, to four of its members, Trophy Hunter Investments, Inc., Rowayton Capital LLC, T3 Capital Ventures LLC, and Shelly Mayse. We may amend or supplement this information from time to time in the future to update or change the information with respect to the selling securityholders. No other changes or amendments to the selling stockholder table as set forth in Prospectus Supplement No. 1 are being made hereby.

In computing the number of shares owned by a person and the percentage ownership of that person in the table below, securities that are currently exercisable into shares of our Common Stock that are being offered in the Prospectus, as supplemented by this Supplement, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each selling stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of ownership of each selling stockholder in the following table is based upon 13,258,707 shares of Common Stock outstanding as of June 16, 2020.

Except as set forth below, no selling stockholder has held a position as an officer or director of the Company, nor has any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The Common Stock being offered is being registered to permit secondary trading of the shares and the selling stockholders may offer all or part of the Common Stock owned for resale from time to time. Except as set forth below, none of the selling stockholders have any family relationships with our officers, directors or controlling stockholders. Furthermore, none of the selling stockholders are a registered broker-dealer or an affiliate of a registered broker-dealer.

The term “selling stockholder” also includes any transferees, assignees, pledges, donees, or other successors in interest (including equity holders of entities listed below) to the selling stockholder named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the Common Stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholder who is able to use this prospectus to resell the securities registered hereby.

		Maximum Number of	Number of
	Number of Shares of	Shares of Common Stock to be Sold	Shares of Common Stock Owned After	Percentage of Common Stock Owned After
Name of Selling Stockholder	Common Stock Owned Prior to Offering (1)	Pursuant to this Prospectus (1)	Offering Assuming All Shares are Sold (2)	Offering Assuming All Shares are Sold (2)
SS FL LLC (3)	0	0	-	-
Trophy Hunter Investments, Inc. (4)	482,169	482,169	-	-
Scott Sozio (5)	235,145	233,915	1,230	*
Tahira Rehmatullah (6)	49,251	49,251	-	-
Shelly Mayse (7)	6,212	6,212	-	-

* - Less than 1%

(1)	The number of shares of Common Stock beneficially owned by each selling stockholder assumes that there were no changes in ownership of Common Stock by such Selling Stockholder prior to date of this Supplement. Some of these shares may have been sold prior to the date of this Supplement.

(2)	Assumes the sale of all shares offered pursuant to this prospectus.

(3)	SS FL LLC distributed its entire holdings of 660,287 shares of Common Stock and 103,760 warrants to its holders on a pro rata basis.

(4)	Represents shares held by Trophy Hunter Investments, Inc. and shares issuable upon exercise of warrants held by Trophy Hunter Investments, Inc. Trophy Hunter Investments, Inc. received such shares and warrants through a transfer by SS FL, LLC to Trophy Hunter Investments, Inc. as a member of SS FL, LLC. Steven Van Dyke is the Managing Member of Trophy Hunter Investments, Ltd. and has sole voting and dispostive power over the securities.

(5)	Represents shares held by Scott Sozio and shares issuable upon exercise of warrants held by Scott Sozio. Rowayton Capital LLC received such shares and warrants through a transfer by SS FL, LLC to Rowayton Capital LLC as a member of SS FL, LLC. Mr. Sozio is the sole member of Rowayton Capital LLC and elected to recevied such shares and warrants directly in his own name. Mr. Sozio is a director of Akerna Corp.

(6)	Represents shares held by Tahira Rehmatullah and shares issuable upon exercise of warrants held by Tahira Rehmatullah. T3 Capital Ventures LLC received 41,751 of such shares and shares acquirable upon exercise of warrants through a transfer by SS FL, LLC to T3 Capital Ventures LLC as a member of SS FL, LLC. Ms. Rehmatullah is the sole member of T3 Capital Ventues and elected to recevie such shares and warrants directly in her own name. Tahira Rehmatullah received 7,500 such shares through a distribution by MTech Sponsor LLC to its members. Ms. Rehmatullah is member of MTech Sponsor LLC. Ms. Rehmatullah is a director of Akerna Corp.

(7)	Represents shares held by Shelly Mayse and shares issuable upon exercise of warrants held by Shelly Mayse. Shelly Mayse received such shares and warrants through a transfer by SS FL, LLC to Shelly Mayse as a member of SS FL, LLC.